EXHIBIT 6

LICENSING AND DISTRIBUTION AGREEMENT

THIS A---GREEMENT, made effective as of August 14, 2017, (the "Effective Date"), by and between Oi2Go Media Technologies, Inc., with an address at 7343 W. Sand Lake Road, Unit 311, Orlando, FL 32819 (hereinafter "Licensee") and Oi2 Media Corporation with an address of business 7343 W. Sand Lake Road, Unit 311, Orlando, FL 32819 (the “Licensor.”)

1.	Grant.

(a)	The Licensor is the owner of all right, title and interest, free and clear of all judgments, claims and encumbrances in a series of works and films shown on Schedule A (the “Film”).

(b)	The Licensor hereby grants LICENSEE a non-exclusive right and license in the Territory of the World (or as indicated otherwise on Schedule A) to use, display reproduce and distribute the Film using the LICENSEE platform as follows: i) AVOD Ad supported, on demand via the internet including delivery through mobile/cellular devices and through cable ; ii)SVOD – Subscription Video on Demand, Streaming on a subscription basis; iii)TVOD - Transactional Video on Demand wherein the consumer may stream or download through the internet for a reasonable amount of time but not to exceed 3 (three) full views. Iv) EST - Electronic Sell Through wherein the consumer may purchase a long term download of the Film to be stored on their personal device in perpetuity. The parties recognize that the Film may be available to the consumer on a free basis for AVOD. Licensor agrees to provide the Film according to the delivery specifications as shown on Schedule B.

2.	Term. This Agreement shall be effective as of the Effective Date, and shall remain in effect for ten (10) years. The Term shall automatically renew for additional one (1) year periods unless terminated within three (3) months prior to the conclusion of the initial term in writing by Licensor to LICENSEE.

3.	Royalties.

(a)	For AVOD and TVOD services, LICENSEE shall pay the Licensor a royalty of 50% of the net receipts from advertising revenue directly related to sales of the film. Net receipts are defined as the advertising revenue less any third party costs such as agency fees, storage fees, and reasonable cost of business, not to exceed 15% of the original advertising revenues.

(b)	For SVOD services, LICENSEE shall pay an aggregate royalty of 35% of the gross revenues from the subscription service, split on a pro rata basis per minute viewed of each Film, compared to total views of all Films per reporting period. Schedule C shows an example of SVOD royalty accounting.

(c)	For TVOD and EST, LICENSEE shall pay the Licensor a royalty of 60% of the net receipts. In the event that LICENSEE utilizes any third party websites to host the LICENSEE widget and LICENSEE pays such websites an affiliate fee for TVOD and EST, such affiliate fees shall be taken “off the top” of the revenue. By way of example, if the Film generates $1000 in revenue but related affiliate fees are $50, then LICENSEE shall adjust the net receipts to $950 and pay Licensor 60% of $950. Notwithstanding the foregoing, LICENSEE may only adjust net receipts for affiliate fees directly related to the Film.

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4.	Accounting. Reporting and payments of royalties will be made to Licensor quarterly, within forty five (45) days after the end of each calendar quarter. All royalties are based on revenue actually received in US Dollars during the reporting period and that are not subject to returns and will be reported after the deduction of applicable taxes.

5.	Records and Reports. During the term of this Agreement and for a period of one (1) year thereafter, the Licensor will have access to the books of the LICENSEE relating to sales of the Film (the "Books"), and may examine the Books upon reasonable prior notice to the LICENSEE.

6.	Rights to Audit. Licensor shall have the right at Licensor's sole cost and expense to appoint a Certified Public Accountant who is not then currently engaged in an outstanding audit of Company to examine Company's books and records as same pertain to sales of records subject hereto as to which royalties are payable hereunder, provided that any such examination shall be for a reasonable duration, shall take place at Company's offices during normal business hours on reasonable prior written notice and shall not occur more than once in any calendar year.

7.	Advertising and Promotion.

(a)	LICENSEE shall have the right to utilize not more than three (3) minutes or one complete song as performed in the Film, whichever is longer, for broadcast promotional use only.

(b)	LICENSEE shall retain the exclusive right to utilize not more than three (3) minutes or one complete song of the Film to stream or download on the internet for the sole purpose of promoting the Film for sale.

8.	Publishing Payments.

(a)	LICENSEE shall be responsible to pay the music publishing public performance rights due in connection with LICENSEE’s public performances of such program provided that these public performance rights are controlled by ASCAP, BMI or SESAC. Licensor shall be responsible to provide LICENSEE with cue sheets identifying the tracks and publisher affiliation by program. In the event that Licensor does not supply a music cue sheet, LICENSEE will produce one as a deductible expense.

(b)	LICENSEE shall be responsible for any and all synchronization license and/or payment for the Film and for any mechanical payments herein, along with any and all artist approvals and clearances for the Film not already retained.

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9.	Representations, Warranties and Covenants of Licensor.

(a)	Licensor has full legal right, license, power and authority, free of all judgments, claims and restrictions, to enter into and fully perform its obligations under this Agreement.

(b)	Neither this Agreement nor the performance hereunder or fulfillment hereof by any party will, at any time, infringe upon the rights of any other entity or person.

(c)	Licensor has no knowledge of any claim which would interfere with the rights or obligations licensed, transferred or granted in this Agreement to LICENSEE.

(d)	Neither the Film nor any of the footage, performances, materials or information embodied or referred to therein, violates or will violate or infringe upon any copyrights, trademarks, trade secrets or any other intellectual property or any rights of any third party or entity.

(e)	The royalties payable to the Licensor by LICENSEE shall be inclusive of all monies payable to any party having contributed services or rights or otherwise having an interest in the film including but limited to any actors, producers, directors, photographers, and copyrights owners.

(f)	The Licensor hereby confirms that it is the responsibility of the Licensor not LICENSEE to pay any other royalties as a result of the exploitation of the rights granted by LICENSEE hereunder and that any such royalties shall be considered an off the top expense against any royalty payments to LICENSEE.

(g)	LICENSEE has no obligation to Licensor except as provided in this Agreement.

(h)	Licensor has not done, nor will it do or authorize, any person or entity to do anything inconsistent with or which might diminish, impair or interfere with any of the rights or obligations licensed, transferred or granted to LICENSEE in this Agreement.

(i)	The Licensor agrees to defend, indemnify and hold LICENSEE, it shareholders, officers, directors, employees, sub-LICENSEEs, customers, agents and all of their successors and assigns harmless from any claims, actions damages or expenses (including attorneys' fees) arising out of or relating to (i) Licensor's breach, default or non-fulfillment of the provisions of this Agreement; (ii) libel, slander, piracy, plagiarism, invasion of privacy or infringement of copyright based upon materials, information or embodiments contained in or referred to in the Film; and (iii) any inaccuracy in any representation or warranty of Licensor contained in this Paragraph 6.

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10.	Notices. All notices required or desired to be given hereunder shall be addressed to the other party's address as set forth in the opening paragraph of this Agreement, unless another address for either party is substituted by written notice to the other party. All notices required or desired to be given under this Agreement, shall be sent by United States Postal Service, certified mail, return receipt requested. All notices shall be deemed to be effective seven (7) days after mailing.

11.	Confidentiality. Neither party will, without the express written consent of the other, disclose the terms of this Agreement or any other conditions between the parties, except as it relates that party’s attorneys, management, and directors. Licensor may however disclose the general deal points as they relate to the original content owners of the Film.

12.	Governing Law. This Agreement shall be considered as having been entered into in the State of Florida, and shall be construed and interpreted in accordance with the laws of the State of Florida. The situs of any actions concerning this Agreement and the performance hereunder shall be in State of Florida.

13.	Severability. If any portion of this Agreement is determined to be invalid or uneforceable, in whole or in part, by a Court of competent jurisdiction, the remainder of this Agreement shall not be affected by such determination and shall remain valid and enforceable to the fullest extent permitted by law.

14.	Entire Agreement; Amendments. The terms set forth in this Agreement constitute the entire understanding and agreement between the parties hereto, all negotiations and understandings prior to the Effective Date being merged into this Agreement. This Agreement may only be altered by an instrument executed by all parties to this Agreement. All parties to this Agreement shall have fifteen (15) days after written notice to cure any alleged breach of the terms of this Agreement.

15.	No Joint Venture or Partnership. This Agreement shall not be construed as creating a joint venture or partnership between the parties. Neither party shall be deemed as an agent, partner, employee or representative of the other; and neither party shall have the authority to bind the other party. The provisions of this paragraph are not intended to destroy or diminish, in any way, the right, licenses and privileges granted to the LICENSEE under this Agreement.

16.	Assignment. This Agreement shall not be assigned by either party without the prior written permission of the other; provided, however, either party may assign its rights and obligations hereunder without the prior written permission of the other party to any entity acquiring all, or substantially all, of the assets or shares of that party. Notwithstanding the above, this Agreement shall be binding upon any permitted successors and assigns of either party.

17.	Breach; Cure

18.	. No failure by either Party to perform any of its obligations hereunder shall be deemed a breach of this Agreement, unless the non-breaching party has given either Party notice of such breach to the breaching party, in reasonable detail, and such breach has not been cured within thirty (30) days after the giving of such notice; provided that if such breach cannot reasonably be cured within such period due to reasons beyond the breaching party’s reasonable control, the breaching party shall not be in breach of this Agreement if it cures such breach within a reasonable period of time.

19.	Counterparts. This Agreement may be executed in counterparts, each of which so executed will be deemed to be all original and such counterparts together will constitute one and the same agreement. Facsimile signatures, electronic signatures and PDF formatted signatures shall be equally binding as if original signatures.

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Oi2Go Media Technologies Inc.:		LICENSOR: Oi2 Media Corporation

BY:		BY:
Name:	Anthony Michael Hernandez	Name:	Anthony Michael Hernandez
Title:	CEO	Title:	CEO

EIN Number (Tax ID#):

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